FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item	Page
Item 1. Announcement Regarding Claxson Interactive Group Inc.’s Agreement to Sell Chilevision	3

Signatures	4

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Item 1. Announcement Regarding Claxson Interactive Group Inc.’s Agreement to Sell Chilevision

On December 7, 2004, Claxson Interactive Group Inc. (“Claxson” or the “Company”) announced that it had signed an exclusivity agreement with Bancard, S.A., a company related to the Chilean businessman Sebastián Piñera, to sell its Chilean TV network, Red De Televisión Chilevision S.A. Completion of the sale is conditioned upon, among other things, satisfactory completion of diligence by the proposed buyer, negotiation of a definitive purchase and sale agreement, and receipt of regulatory approval. The exclusivity agreement contains confidentiality provisions which prohibit disclosure of the proposed terms of the transaction.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: December 9, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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